UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Enterprise Diversified, Inc.

(Name of Issuer)

Common Stock, par value $0.125 per share

(Title of Class of Securities)

293706107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293706107		13G	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard H. Witmer, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 220,128
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 220,128
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,128
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3% (with rounding)[1]
12	TYPE OF REPORTING PERSON IN

1 Calculation is based upon 2,647,383 shares of Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2021.

Item 1(a).	Name of Issuer:

Enterprise Diversified, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

1806 Summit Avenue, Suite 300, Richmond, VA

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G is filed by Richard H. Witmer, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

16 Fort Hills Lane, Greenwich, CT 06831

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.125 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

293706107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

220,128

(b)	Percent of Class:

8.3% (with rounding). The percentage is calculated based upon 2,647,383 shares of Common Stock issued and outstanding as of November 10, 2021, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2021.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

220,128

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

220,128

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

/s/
Richard H. Witmer, Jr.